September 20, 2005



Mr. A. Robert Doyle
Chief Financial Officer
Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, British Columbia V6C 2T6
CANADA


	Re:	Pan American Silver Corp.
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		File No. 0-13727


Dear Mr. Doyle:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 6.  Non-Producing Properties, page 13

1.	You have disclosed contingent future payments related to the sale of the Dukat mine. Please revise Note 18 of your financial statements to disclose the following:

* the dates by which any such contingent payments due could be determined,
* the dates any such contingent payments would be due,
* the duration of the agreement (i.e. does this agreement have an ending date or is it in perpetuity until the $22.5 million maximum amount is paid?), and
* any terms of the agreement that would result in a refund to the buyer of any prior amounts received.

Note 16.  Severance Indemnities and Commitments, page 21

2.	You have discussed on page 65 of your filing that the
Peruvian
government has published a law which establishes provisions for mine closure plans which may require insurance, cash collateral or other items. With consideration to Statement of Financial Accounting Standard ("SFAS") No. 5, paragraph 3, tell us how you have evaluated the likelihood of this loss contingency, and the facts and circumstances that you considered.

3.	If you have evaluated the likelihood of this loss contingency as
other than remote based on comment two above, revise Note 18 of your financial statements to provide for accrual or disclosure of this loss contingency as required by SFAS No. 5, paragraphs 8-10, as appropriate.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. A. Robert Doyle
Pan American Silver Corp.
September 20, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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